UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934



                                                Commission File Number 333-46915

                             Heller Financial, Inc.
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             (Exact name of registrant as specified in its charter)

500 West Monroe Street, Chicago, Illinois 60661; telephone number (312) 441-7000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Class A Common Stock, par value $0.25 per share
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            (Title of each class of securities covered by this Form)

       MEDS Units of Heller Financial, Inc. and, in connection therewith:
       o Stock Purchase Contracts of Heller Financial, Inc.
       o Trust Preferred Securities of HFI Trust I
       o Guarantees of Trust Preferred Securities of HFI Trust I by Heller Financial, Inc.
       o Subordinated Deferrable Notes of Heller Financial, Inc.
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]      Rule 12h-3(b)(1)(i)      [X]
         Rule 12g-4(a)(1)(ii)     [ ]      Rule 12h-3(b)(1)(ii)     [ ]
         Rule 12g-4(a)(2)(i)      [ ]      Rule 12h-3(b)(2)(i)      [ ]
         Rule 12g-4(a)(2)(ii)     [ ]      Rule 12h-3(b)(2)(ii)     [ ]
                                           Rule 15-d-6              [ ]
                                           Rule 12h-3(b)(3)         [X]

         Approximate number of holders of record of the Class A Common Stock as of the certification or notice date: zero (0)

         Pursuant to the requirements of the Securities Exchange Act of 1934, Heller Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 25, 2001                  By:      /s/ Nancy E. Barton
                                                  -----------------------------
                                                  Name:  Nancy E. Barton
                                                  Title: Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.